William E. Carlson Direct Phone 410.385.4205 Email: wec@shapirosher.com	Shapiro Sher Guinot & Sandler, P.A. 250 West Pratt Street Suite 2000 Baltimore, Maryland 21201-3147 Telephone: 410.385.0202 Facsimile: 410.539.7611 shapirosher.com

April 20, 2018

Ashley Vroman-Lee, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F. Street, NE

Washington, D.C. 20549-5628

Re:	Princeton Capital Corporation
Preliminary Proxy Statement
Filed April 9, 2018

Dear Ms. Vroman-Lee:

This letter is written in response to oral comments received from the Staff of the Division of Investment Management on April 16, 2018, relating to the Preliminary Proxy Statement (“Preliminary Proxy”) filed on April 9, 2018 on behalf of Princeton Capital Corporation (“Princeton Capital” or “Company”). For convenience of reference, the comments of the staff have been reproduced herein in summary form.

1.	Under the heading “Information Regarding this Solicitation” on Page 5 of the Preliminary Proxy, please disclose the approximate amount of the expenses borne by the Company in soliciting proxies for the Annual Meeting, including the cost of printing and mailing.

RESPONSE: Page 5 of the proxy statement has been revised in response to this comment to disclose the approximately Twenty Thousand Dollars ($20,000.00) in expenses borne by the Company in soliciting proxies for the Annual Meeting, including the cost of printing and mailing.

2.	Please disclose who owns the partnership interests in Capital Point Partners, LP (“CPP I”) and Capital Point Partners II, LP (“CPP II”).

RESPONSE: Sema4, Inc., a Massachusetts corporation, which is an entity owned by Mark DiSalvo, is the general partner of both CPP I and CPP II. Mr. DiSalvo does not own any of the limited partnership interests of either CPP I or CPP II (or any interests in any of their limited partners) and only participates in the management of CPP I and CPP II, as the general partner. According to a Schedule 13D filed with the SEC on September 18, 2015, as amended on January 20, 2016, the limited partners of CPP I, which hold approximately 86.8% of the shares of the Company’s common stock, are New Mexico State Investment Council, Capital Link Fund I (Grosvenor), General Retirement System of the City of Detroit, City of Austin Police Retirement System, Seattle City Employees’ Retirement System, CT Horizon Legacy Fund, L.P., Little Rock Police Pension & Relief Fund, Little Rock Firemen’s Relief & Fire Pension Fund, New Haven Police & Fire Pension Fund, Aldus/New York Fire Fund, and Amegy Holding Delaware, Inc. The Company is not aware of any limited partnership interests of CPP I having been transferred since January 20, 2016. CPP II, being a less than 10% stockholder, is not required to file a Schedule 13D. CPP II, to the Company’s knowledge, has four limited partners, three of which are pension funds or retirement systems.

3.	Pursuant to Item 22(b)(5) of Schedule 14(a), please include a column in the table on Page 7 of the Preliminary Proxy to disclose the Aggregate Dollar Range of Equity Securities in All Funds Overseen or to be Overseen by Director or Nominee in Family of Investment Companies. Please also move this table under Proposal 1: Election of Directors.

RESPONSE: The Company is not part of a “family of investment companies,” as that term is defined in Schedule 14A. The Company has revised the proxy statement adding the disclosure required under Item 22(b)(5) in response to this comment.

4.	Please explain why the Nominating and Corporate Governance Committee recommended that one vacancy remain on the Company’s Board of Directors until the Company has caught up on its past due SEC filings.

RESPONSE: The Nominating and Corporate Governance Committee recommended that one vacancy remain on the Company’s Board of Directors for the following reasons: (i) the Company will be able to attract a better candidate to serve on the Board once the Company is no longer catching up on its past due filings, (ii) the independent director fees associated with filling the vacancy with a fourth independent director were not prudent for the Company to be incurring at this time, and (iii) the Company is not required under the Company’s bylaws or applicable law to add another independent director or non-independent director at this time.

5.	Pursuant to Item 22(b)(1) of Schedule 14(a), please include the information required by Item 22(b)(1) for each of the Director Nominees of the Company in tabular format.

RESPONSE: The Company has revised the proxy statement adding the tabular disclosure required under Item 22(b)(1) in response to this comment.

6.	Please reconcile the disclosure on Page 13 of the Preliminary Proxy that states “our executive officers do not receive any compensation from the Company” and “the executive officers of the Corporation do not receive direct compensation from the Company.” Please also disclose why the Board feels that it is ok not to have a Compensation Committee.

RESPONSE: The Company does not have a Compensation Committee because the Company has allocated the responsibility to consider the compensation paid to the Advisor to the Audit Committee (which consists of the Board’s three independent directors) and the Company has allocated the responsibility to review the form and amount of independent director compensation to the Nominating and Corporate Governance Committee (which consists of the Board’s three independent directors). The Company has revised the proxy statement to clarify that the executive officers of the Company do not receive direct compensation from the Company, as the executive officers, pursuant to the Company’s Interim Investment Advisory Agreement and the Proposed New Investment Advisory Agreement, are paid by the Company’s investment advisor, and the Company reimburses the investment advisor for the costs and expenses of the executive officers to the extent attributable to services performed by such executive officers for the Company.

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7.	Pursuant to Item 22(b)(13) of Schedule 14(a), please include the required Compensation Table for all directors, and for each of the three highest-paid Officers that have aggregate compensation from the Company for the most recently completed fiscal year in excess of $60,000.

RESPONSE: The Company has revised the proxy statement adding the tabular disclosure required under Item 22(b)(13) in response to this comment.

8.	Please confirm that the lines across from Audit-Related Fees, Tax Fees, and All Other Fees in the tables on Pages 17 and 18 of the Preliminary Proxy, indicate that these amounts were zero dollars.

RESPONSE: The lines in the tables on Pages 17 and 18 of the Preliminary Proxy indicated that such amounts were zero dollars. The proxy statement has been revised to include the dollar amounts to clarify.

9.	Please disclose how long House Hanover has been an investment advisor and whether House Hanover advises any other business development companies.

RESPONSE: House Hanover has been registered as an investment advisor since August 8, 2016. House Hanover does not advise any other business development companies. The Company revised the proxy statement to disclose that House Hanover has not previously served as an investment advisor for a business development company.

10.	Please disclose the information required for House Hanover, as the Company’s prospective investment advisor, pursuant to Item 22(c)(2) and (3) of Schedule 14(a).

RESPONSE: The Company has revised the proxy statement adding the disclosure required under Item 22(c)(2) and (3) in response to this comment.

11.	Pursuant to Item 22(c)(7) of Schedule 14(a), please disclose any financial condition of the investment adviser that is reasonably likely to impair the financial ability of the adviser to fulfill its commitment to the Company under the proposed investment advisory contract.

RESPONSE: The Company has revised the proxy statement adding the disclosure required under Item 22(c)(7) in response to this comment.

12.	Please disclose whether, in the Board’s review of House Hanover’s historical investment performance as stated on Page 23 of the Preliminary Proxy, House Hanover’s investment performance included any work as an investment adviser of a business development company.

RESPONSE: Prior to House Hanover being appointed as interim investment advisor of the Company, House Hanover had not served as investment advisor to any other business development company. The Board’s review included House Hanover’s investment performance since it began serving as the Company’s interim investment advisor on January 1, 2018, but did not include historical investment performances of any other business development company. The Company has revised the proxy statement in response to this comment.

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With the approval of the staff, Princeton Capital has included revisions in response to the staff’s comments in the definitive proxy statement filed on April 20, 2018.

In submitting this Correspondence Filing, Princeton Capital acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments in the filing do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William E. Carlson
William E. Carlson

cc:	Mark DiSalvo, Interim President and Chief Executive Officer
Gregory J. Cannella, Chief Financial Officer, Secretary, and Treasurer

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